UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2013

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: May 3, 2013

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement dated May 3, 2013.
99.2	Press Release dated May 3, 2013, entitled “CNOOC Limited Announces Pricing of Guaranteed Notes Offering”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not an offer to sell or a solicitation of any offer to buy the securities of CNOOC Limited (the “Company”) or any of its subsidiaries (the “Securities”) in the United States or in any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act. Any public offering of the Company’s securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and management, as well as financial statements. The Company is conducting a public offering of the securities as described herein in the United States pursuant to the Company’s shelf registration statement on Form F-3 filed with the United States Securities and Exchange Commission on 1 May 2013.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

US$750,000,000 1.125%GUARANTEED NOTES DUE 2016
US$750,000,000 1.750%GUARANTEED NOTES DUE 2018
US$2,000,000,000 3.000%GUARANTEED NOTES DUE 2023
US$500,000,000 4.250%GUARANTEED NOTES DUE 2043
UNCONDITIONALLY AND IRREVOCABLY GUARANTEED BY THE COMPANY

This announcement is made by the Company pursuant to the Inside Information Provision under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) and Rule 13.09 of the Listing Rules.

Reference is made to the announcements of the Company dated 1 May 2013 in relation to the proposed offering of notes by CNOOC Finance (2013) to be guaranteed by the Company.

The Board is pleased to announce that on 2 May 2013, New York time, the Company and CNOOC Finance (2013) entered into an Underwriting Agreement with BOC HK, BOC, BOC International, BofA Merrill Lynch, CCB International, CICC HK Securities, Citigroup, Credit Suisse, Goldman Sachs, ICBC International, J.P. Morgan, Scotiabank, Société Générale Corporate & Investment Banking and UBS, in connection with the issuance of the 2016 Notes, 2018 Notes, 2023 Notes and 2043 Notes.

The aggregate proceeds from the issuance of the Notes, after deducting underwriting commissions and estimated offering expenses payable by CNOOC Finance (2013) and the Company, are estimated to be approximately US$3,942 million. The proceeds are intended to be used mainly to repay part of a US$6.0 billion short-term credit facility that was entered into for the purpose of financing the Company’s recent acquisition of Nexen Inc.

Application has been made to the Hong Kong Stock Exchange for listing of, and permission to deal in, the Notes by way of debt issue to professional investors only. Listing of the Notes on the Hong Kong Stock Exchange is not to be taken as an indication of the merits of the Notes, the Company or CNOOC Finance (2013).

INTRODUCTION

This announcement is made by the Company pursuant to the Inside Information Provision under Part XVIA of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) and Rule 13.09 of the Listing Rules.

Reference is made to the announcement of the Company dated 1 May 2013 in relation to the proposed offering of notes by CNOOC Finance (2013) to be guaranteed by the Company.

The Board is pleased to announce that on 2 May 2013, New York time, the Company and CNOOC Finance (2013) entered into an Underwriting Agreement with BOC HK, BOC, BOC International, BofA Merrill Lynch, CCB International, CICC HK Securities, Citigroup, Credit Suisse, Goldman Sachs, ICBC International, J.P. Morgan, Scotiabank, Société Générale Corporate & Investment Banking and UBS, in connection with the issuance of the 2016 Notes, 2018 Notes, 2023 Notes and 2043 Notes.

THE UNDERWRITING AGREEMENT

Date

2 May 2013

Parties to the Underwriting Agreement

(a) CNOOC Finance (2013) as the issuer of the Notes;

(b) The Company as the guarantor with respect to the obligations of CNOOC Finance (2013) under the Notes and the Indenture; and

(c) BOC HK, BOC, BOC International, BofA Merrill Lynch, CCB International, CICC HK Securities, Citigroup, Credit Suisse, Goldman Sachs, ICBC International, J.P. Morgan, Scotiabank, Société Générale Corporate & Investment Banking and UBS as the underwriters of the Notes.

BOC HK, BOC, BOC International, BofA Merrill Lynch, CICC HK Securities, Citigroup, Credit Suisse, Goldman Sachs, J.P. Morgan and UBS, are the joint lead managers and joint bookrunners in respect of the offer and sale of the Notes, whereas CCB International, ICBC International, Scotiabank and Société Générale Corporate & Investment Banking, are the co-managers of offer and sale of the Notes. To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, BOC HK, BOC, BOC International, BofA Merrill Lynch, CCB International, CICC HK Securities, Citigroup, Credit Suisse, Goldman Sachs, ICBC International, J.P. Morgan, Scotiabank, Société Générale Corporate & Investment Banking and UBS, are independent third parties and are not connected persons of the Company.

The Company is conducting a public offering of the 2016 Notes, 2018 Notes, 2023 Notes and 2043 Notes in the United States pursuant to the Company’s shelf registration statement on Form F-3 filed with the United States Securities and Exchange Commission on 1 May 2013. None of the Notes will be offered to the public in Hong Kong nor will the Notes be placed to any connected persons of the Company.

PRINCIPAL TERMS OF THE NOTES

Notes Offered

Subject to certain conditions to completion, CNOOC Finance (2013) will issue the 2016 Notes in an initial aggregate principal amount of US$750,000,000 which will mature on 9 May 2016, 2018 Notes in an initial aggregate principal amount of US$750,000,000 which will mature on 9 May 2018, 2023 Notes in an initial aggregate principal amount of US$2,000,000,000 which will mature on 9 May 2023 and the 2043 Notes in an initial aggregate principal amount of US$500,000,000 which will mature on 9 May 2043, unless any of the 2016 Notes, the 2018 Notes, the 2023 Notes or the 2043 Notes are redeemed earlier pursuant to the respective terms thereof and of the Indenture. At maturity, the Notes are payable at 100% of the principal amount thereof.

Issue Price

The issue price of the 2016 Notes will be 99.648% of the principal amount, plus accrued interest, if any, from 9 May 2013 to the issue date. The issue price of the 2018 Notes will be 99.539% of the principal amount, plus accrued interest, if any, from 9 May 2013 to the issue date. The issue price of the 2023 Notes will be 98.477% of the principal amount, plus accrued interest, if any, from 9 May 2013 to the issue date. The issue price of the 2043 Notes will be 98.515% of the principal amount, plus accrued interest, if any, from 9 May 2013 to the issue date.

Interest

The 2016 Notes will bear interest from 9 May 2013 at the rate of 1.125% per annum, payable semi-annually in arrears from 9 May 2013. The 2018 Notes will bear interest from 9 May 2013 at the rate of 1.750% per annum, payable semi-annually in arrears from 9 May 2013. The 2023 Notes will bear interest from 9 May 2013 at the rate of 3.000% per annum, payable semi-annually in arrears from 9 May 2013. The 2043 Notes will bear interest from 9 May 2013 at the rate of 4.250% per annum, payable semi-annually in arrears from 9 May 2013.  Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Ranking of the Notes and Guarantees

The Notes will be the direct, unconditional, unsubordinated and unsecured obligations of CNOOC Finance (2013), and rank pari passu with all other unsecured and unsubordinated obligations of CNOOC Finance (2013) (other than obligations preferred by applicable law) and senior in priority of payment and in all other respects to all other Indebtedness of CNOOC Finance (2013) that is designated as subordinate or junior in right of payment to the Notes.

The Notes are unconditionally guaranteed as to the payment of the principal and interest in respect thereof and all other amounts payable under the Notes by the Company as evidenced by the Guarantees set forth in the Indenture. The Guarantees are the Company’s direct, unconditional, unsubordinated and unsecured obligation and will rank pari passu with all of the Company’s other unsecured and unsubordinated obligations (other than obligations preferred by applicable law) and senior in priority of payment and in all other respects to all the Company’s other Indebtedness that is designated as subordinate or junior in right of payment to the Guarantee.

Events of Default

Each of the following shall constitute an “Event of Default” under the Indenture for each series of Notes:

(i)	failure to pay principal of any Note of that series within two business days after the date on which such amount is due and payable, upon optional redemption, acceleration or otherwise;

(ii)	failure to pay interest on any Note of that series within 30 days after the due date for such payment;

(iii)
failure to perform any other covenant or agreement of the Company or CNOOC Finance (2013) in the Indenture, and such failure continues for 60 days after there has been given, by registered or certified mail, to the Company or CNOOC Finance (2013), as the case may be, by the Trustee or by the holders of at least 25% in aggregate principal amount of the Notes of that series then outstanding (with a copy to the Trustee) a written notice specifying such failure and requiring it to be remedied and stating that such notice is a “Notice of Default” under the Indenture;

(iv)	the Guarantees shall cease to be in full force or effect or the Company shall deny or disaffirm its obligations under the Guarantees;

(v)
(a) failure to pay upon final maturity (after giving effect to the expiration of any applicable grace period therefor) the principal of any Indebtedness of the Company, CNOOC Finance (2013) or any Principal Subsidiary, (b) acceleration of the maturity of any Indebtedness of the Company, CNOOC Finance (2013) or any Principal Subsidiary following a default by the Company, CNOOC Finance (2013) or such Principal Subsidiary, if such Indebtedness is not discharged, or such acceleration is not annulled, within 10 days after receipt by the Trustee of the written notice from the Company or CNOOC Finance (2013) as provided in the Indenture, or (c) failure to pay any amount payable by the Company, CNOOC Finance (2013) or any Principal Subsidiary under any guarantee or indemnity in respect of any Indebtedness of any other Person if such obligation is not discharged or otherwise satisfied within 10 days after receipt of written notice as provided in the Indenture; provided, however, that no such event set forth in clause (a), (b) or (c) shall constitute an Event of Default unless the aggregate outstanding Indebtedness to which all such events relate exceeds US$100,000,000 (or its equivalent in any other currency); and

(vi)	certain events in bankruptcy, insolvency or reorganization in respect of the Company, CNOOC Finance (2013) or any Principal Subsidiary as provided in the Indenture.

If an Event of Default (other than an Event of Default described in clause (vi) above) with respect to the Notes of that series shall occur and be continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the Notes of that series then outstanding by notice as provided in the Indenture may declare the principal amount of such Notes and any accrued and unpaid interest thereon to be due and payable immediately.

If an Event of Default in clause (vi) above with respect to the Notes of that series shall occur, the unpaid principal amount of all the Notes of that series and any accrued and unpaid interest thereon will automatically, and without any action by the Trustee or any holder of Notes of that series, become immediately due and payable.

After any such acceleration but before a judgment or decree based on acceleration has been obtained, the holders of at least a majority in aggregate principal amount of the Notes of that series then outstanding may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, have been cured or waived as provided in the Indenture.

Covenants

The Company has covenanted in the Indenture, with certain exceptions, not to, and not permit CNOOC Finance (2013) or any Principal Subsidiary to, create, incur, assume or permit to exist certain liens upon any of its property or assets now owned or hereafter acquired, to secure any Indebtedness of the Company, CNOOC Finance (2013) or such Principal Subsidiary (or any guarantees or indemnity in respect thereof) unless certain conditions are satisfied. The Notes and the Indenture do not otherwise restrict or limit the Company’s ability to incur additional indebtedness by itself or its subsidiaries or its ability to enter into transactions with, or to pay dividends or make other payments to, affiliates.

Redemption

At any time, CNOOC Finance (2013) as the issuer or the Company as the guarantor may at its option redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the applicable premium as of, and accrued and unpaid interest, if any, to the redemption date.

Reason for the Notes

The Group is an upstream company specializing in the exploration, development and production of oil and natural gas. The Group is a dominant oil and gas producer in offshore China and, in terms of reserves and production, it is also one of the largest independent oil and natural gas exploration and production companies in the world.

The aggregate proceeds from the issuance of the Notes, after deducting underwriting commissions and estimated offering expenses payable by CNOOC Finance (2013) and the Company, are estimated to be approximately US$3,942 million. The proceeds are intended to be used mainly to repay part of a US$6.0 billion short-term credit facility that was entered into for the purpose of financing the Company’s recent acquisition of Nexen Inc.

Listing

Application has been made to the Hong Kong Stock Exchange for listing of, and permission to deal in, the Notes by way of debt issue to professional investors only. Listing of the Notes on the Hong Kong Stock Exchange is not to be taken as an indication of the merits of the Notes, the Company or CNOOC Finance (2013).

DEFINITIONS

In this announcement, unless the context requires otherwise, the following expressions have the following meanings:

“2016 Notes”	US$750,000,000 aggregate principal amount of 1.125% guaranteed notes due 2016
“2018 Notes”	US$750,000,000 aggregate principal amount of 1.750% guaranteed notes due 2018
“2023 Notes”	US$2,000,000,000 aggregate principal amount of 3.000% guaranteed notes due 2023

“2043 Notes”	US$500,000,000 aggregate principal amount of 4.250% guaranteed notes due 2043
“Board”	the board of Directors
“BOC HK”	Bank of China (Hong Kong) Limited, one of the joint lead managers and joint bookrunners in respect of the offer and sale of the Notes
“BOC”	Bank of China Limited, one of the joint lead managers and joint bookrunners in respect of the offer and sale of the Notes
“BOC International”	BOCI Asia Limited, one of the joint lead managers and joint bookrunners in respect of the offer and sale of the Notes
“BofA Merrill Lynch”	Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the joint lead managers and joint bookrunners in respect of the offer and sale of the Notes
“CCB International”	CCB International Capital Limited, one of the co-managers in respect of the offer and sale of the Notes
“CICC”	China International Capital Corporation Hong Kong Securities Limited, one of the joint lead managers and joint bookrunners in respect of the offer and sale of the Notes
“Citigroup”	Citigroup Global Markets Inc., one of the joint lead managers and joint bookrunners in respect of the offer and sale of the Notes
“CNOOC Finance (2013)”
CNOOC Finance (2013) Limited, a BVI business company incorporated with limited liability in the British Virgin Islands under the BVI Business Companies Act 2004 (as amended), and a wholly-owned subsidiary of the Company

“Company”
CNOOC Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Hong Kong Stock Exchange and whose American Depositary Receipts are listed on the New York Stock Exchange

“connected person”	has the meaning ascribed to it under the Listing Rules
“Credit Suisse”	Credit Suisse Securities (USA) LLC, one of the joint lead managers and joint bookrunners in respect of the offer and sale of the Notes
“Director(s)”	the directors, including the non-executive directors, of the Company

“Goldman Sachs”	Goldman Sachs (Asia) L.L.C., one of the joint lead managers and joint bookrunners in respect of the offer and sale of the Notes
“Group”	the Company and its subsidiaries from time to time
“Guarantees”	the guarantees given by the Company with respect to CNOOC Finance (2013)’s obligations under the Notes
“Hong Kong”	The Hong Kong Special Administrative Region of the PRC
“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited
“ICBC International”	ICBC International Securities Limited, one of the co-managers in respect of the offer and sale of the Notes
“Indebtedness”
“Indebtedness” of any Person means, at any date, without duplication, (i) any outstanding indebtedness for or in respect of money borrowed (including bonds, debentures, notes or other similar instruments, whether or not listed) that is evidenced by any agreement or instrument, excluding trade payables; (ii) all non-contingent obligations of such Person to reimburse any bank or other Person in respect of amounts paid under a letter of credit or similar instrument; and (iii) all Indebtedness of others guaranteed by such Person; provided, however, that, for the purpose of determining the amount of the Company’s Indebtedness outstanding at any relevant time, the amount included as the Company’s Indebtedness in respect of finance leases shall be the net amount from time to time properly characterized as “obligations under finance leases” in accordance with the IFRS IASB

“Indenture”	the written agreement between the Company as guarantor, CNOOC Finance (2013) as issuer of the Notes and Bank of New York Mellon as trustee of the Notes, pursuant to which the Notes will be issued
“J.P. Morgan”	J.P. Morgan Securities LLC, one of the joint lead managers and joint bookrunners in respect of the offer and sale of the Notes
“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
“Notes”	the 2016 Notes, 2018 Notes, 2023 Notes and 2043 Notes issued by CNOOC Finance (2013) and guaranteed by the Company
“Person”	any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity
“PRC”	The People’s Republic of China excluding, for the purpose of this announcement, Hong Kong, the Macau Special Administrative Region and Taiwan area
“Principal Subsidiary”
“Principal Subsidiary” at any time shall mean one of the Company’s subsidiaries:
(i) as to which one or more of the following conditions is/are satisfied: (a) its net profit or (in the case of one of the Company’s subsidiaries which has subsidiaries) consolidated net profit attributable to the Company (in each case before taxation and exceptional items) is at least 10% of the Company’s consolidated net profit (before taxation and exceptional items); or (b) its net assets or (in the case of one of the Company’s subsidiaries which has subsidiaries) consolidated net assets attributable to the Company (in each case after deducting minority interests in subsidiaries) are at least 10% of the Company’s consolidated net assets (after deducting minority interests in subsidiaries); all as calculated by reference to the then latest audited financial statements (consolidated or, as the case may be, unconsolidated) of the Company’s subsidiary and the Company’s then latest consolidated financial statements; or
(ii)  to which is transferred all or substantially all of the assets of the Company’s subsidiary which immediately prior to the transfer was a Principal Subsidiary, provided that, with effect from such transfer, the subsidiary which so transfers its assets and undertakings shall cease to be a Principal Subsidiary (but without prejudice to paragraph (i) above) and the Company’s subsidiary to which the assets are so transferred shall become a Principal Subsidiary.

“Scotiabank”	Scotia Capital (USA) Inc., one of the co-managers in respect of the offer and sale of the Notes
“Société Générale Corporate & Investment Banking”	Société Générale, one of the co-managers in respect of the offer and sale of the Notes
“subsidiary”	has the meaning ascribed to it under the Listing Rules
“Trustee”	Bank of New York Mellon as trustee of the Notes

“UBS”	UBS AG, Hong Kong Branch, one of the joint lead managers and joint bookrunners in respect of the offer and sale of the Notes
“Underwriting Agreement”
the agreement dated 2 May 2013 entered into among the Company, CNOOC Finance (2013), BOC HK, BOC, BOC International, BofA Merrill Lynch, CCB International, CICC HK Securities, Citigroup, Credit Suisse, Goldman Sachs, ICBC International, J.P. Morgan , Scotiabank, Société Générale Corporate & Investment Banking and UBS in relation to the offer and sale of the Notes

“U.S.” or “United States”	the United States of America, its territories and possessions and all areas subject to its jurisdiction
“U.S. Securities Act”	the United States Securities Act of 1933, as amended
“US$”	United States dollar, the lawful currency of the United States

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Hong Kong, 3 May 2013

As at the date of this announcement, the Board comprises the following:

Executive Directors	Independent Non-executive Directors
Li Fanrong	Chiu Sung Hong
Wu Guangqi	Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao

Non-executive Directors
Wang Yilin (Chairman)
Yang Hua (Vice Chairman)
Zhou Shouwei
Wu Zhenfang

Exhibit 99.2

For Immediate Release

CNOOC Limited Announces Pricing of Guaranteed Notes Offering

(Hong Kong, May 3, 2013) - CNOOC Limited (the “Company", NYSE: CEO, SEHK: 00883) announced on May 2, 2013 (New York time) the pricing of its offering of US$4,000 million aggregate principal amount of guaranteed notes. The offering consists of US$750 million of 1.125% guaranteed notes due 2016, US$750 million of 1.750% guaranteed notes due 2018, US$2,000 million of 3.000% guaranteed notes due 2023 and US$500 million of 4.250% guaranteed notes due 2043 (collectively, the “Notes”). The Notes will be issued by CNOOC Finance (2013) Limited, a wholly owned subsidiary of the Company incorporated in the British Virgin Islands, and will be guaranteed by the Company.

The net proceeds from this offering are expected to be approximately US$3,942 million. The proceeds are intended to be used mainly to repay part of a US$6.0 billion short-term credit facility that was entered into for the purpose of financing the Company’s recent acquisition of Nexen Inc.

Application has been made to the Hong Kong Stock Exchange for listing of, and permission to deal in, the Notes. Listing of the Notes on the Hong Kong Stock Exchange is not to be taken as an indication of the merits of the Notes, the Company or CNOOC Finance (2013) Limited.

Bank of China (Hong Kong) Limited, Bank of China Limited, BOCI Asia Limited, BofA Merrill Lynch, China International Capital Corporation Hong Kong Securities Limited, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Goldman Sachs (Asia) L.L.C., J.P. Morgan Securities LLC and UBS AG, Hong Kong Branch are acting as joint lead managers and joint bookrunners for the offering.

CCB International Capital Limited, ICBC International Securities Limited, Scotia Capital (USA) Inc. and Société Générale are acting as co-managers for the offering.

The offering of the Notes is made pursuant to an effective shelf registration statement filed with the United States Securities and Exchange Commission on May 1, 2013. Copies of the prospectus supplement and the accompanying prospectus may be obtained from CICC US Securities, Inc, 350 Park Avenue, 28th Floor, New York, New York 10022, telephone: 1-646-794-8800; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: 1-800-831-9146; Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, New York, New York 10010-3629, telephone: 1-212-325-2000; Prospectus Department, Goldman Sachs & Co, 100 Burma Road, Jersey City, New Jersey 07305, telephone: 1-866-471-2526 / 1-212-902-1171; J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, telephone: 1-212-834-4533; Merrill Lynch, Pierce, Fenner & Smith Incorporated, 222 Broadway, 11th Floor, New York, New York 10038, telephone: 1-800-294-1322; or Fixed Income Syndicate, UBS Securities LLC, 677 Washington Boulevard, Stamford, Connecticut 06901, telephone: 1-203-719-1088.

This document does not constitute an offer to sell or the solicitation of an offer to buy any of the Notes, nor will there be any sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.

– End –

Notes to Editors:

CNOOC Limited along with its subsidiaries (the “Group”) is an upstream company specialized in the exploration, development and production of oil and natural gas. The Group is a dominant oil and natural gas producer in offshore China and is also one of the largest independent oil and gas exploration and production companies in the world in terms of reserves and production. More information about the Company is available at http://www.cnoocltd.com.

*** *** *** ***
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words  "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analysis made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes reasonable under the circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of risks and uncertainties which could cause the actual results, performance and financial conditions to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Company can complete on schedule pursuant to its timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company has filed from time to time with the United States Securities and Exchange Commission, including 2012 Annual Report on Form 20-F filed on April 24, 2013.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.
*** *** *** ***

For further enquiries, please contact:

Ms. Michelle Zhang
Deputy Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-6642
Fax: +86-10-8452-1441
E-mail: MR@cnooc.com.cn

Ms. Angela Hui
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8091
Fax: +852-2510-8199
E-mail: angela.hui@knprhk.com